05040011

ƒED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

VF 3-21-05

OMB APPROVAL	
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RECEIVED MAR 01 2005 MAIL PROCESSING SECTION WASH., D.C. 202

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52936

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/03 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First MidAmerica Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3916 Sherman Avenue
(No. and Street)

St. Joseph,	Missouri	64506-3648
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas Hemke (816) 387-4400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP
(Name - if *individual, state last, first, middle name)*

2301 Village Drive	St. Joseph,	Missouri	64506
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/05

OATH OR AFFIRMATION

I, Douglas Hemke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First MidAmerica Investment Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Sole Stockholder

Title

Notary Public

APRIL D. BALDWIN, NOTARY PUBLIC, NOTARY SEAL
BUCHANAN COUNTY STATE OF MISSOURI
MY COMMISSION EXPIRES AUGUST 8, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

My Commission Expires August 8, 2006 Buchanan County

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
First MidAmerica Investment Corporation
St. Joseph, Missouri

We have audited the accompanying statements of financial condition of First MidAmerica Investment Corporation as of December 31, 2004 and November 30, 2003, and the related statements of income, stockholders' equity, and cash flows for the thirteen months ended December 31, 2004 and the twelve months ended November 30, 2003 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First MidAmerica Investment Corporation as of December 31, 2004 and November 30, 2003, and the results of its operations and its cash flows for the thirteen months ended December 31, 2004 and the twelve months ended November 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

St. Joseph, Missouri
February 8, 2005

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
CURRENT LIABILITIES		
Bank overdraft	$ --	$ 123,042
Accrued payroll	98,104	--
Current obligations under capital leases	9,441	--
Total current liabilities	107,545	123,042
LONG-TERM LIABILITIES		
Obligations under capital leases	8,524	--
TOTAL LIABILITIES	116,069	123,042
STOCKHOLDER'S EQUITY		
Common stock, $1par value; 30,000 shares authorized and 15,000 shares issued	15,000	15,000
Additional paid-in capital	95,080	55,080
Retained earnings	60,175	108,590
Total stockholder's equity	170,255	178,670
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 286,324	$ 301,712

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

FIRST MIDAMERICA INVESTMENT CORPORATION
STATEMENTS OF INCOME
For the Thirteen Months Ended December 31, 2004 and
the Twelve Months Ended November 30, 2003

	2004	2003
REVENUES		
Commissions	$1,470,002	$ 918,667
Dividends	90	1,744
Interest	266	509
Net realized gain (loss) on securities	(25)	2,321
Unrealized loss on securities	--	(1,117)
Other income	1,437	2,077
Total revenues	1,471,770	924,201
OPERATING EXPENSES		
Compensation of officers	105,500	88,021
Salaries and wages	854,291	443,435
Payroll taxes	62,247	27,996
Consulting fees	45,113	23,519
Training and education	1,858	957
Rent	163,868	82,197
Repairs	1,121	1,197
Cable	2,243	2,331
Cleaning and janitorial	447	566
Telephone	20,725	10,924
Utilities	2,160	2,020
Charitable contributions	--	350
Professional fees	31,444	10,136
Research fees	965	3,506
Regulatory fees and costs	46,034	16,917
Licenses and permits	1,024	943
Advertising	5,740	12,426
Dues and subscriptions	3,443	1,170
Depreciation	22,127	12,549
Office supplies	8,855	14,350
Office expense	801	--
Postage and delivery	2,858	1,010

FIRST MIDAMERICA INVESTMENT CORPORATION
STATEMENTS OF INCOME
For the Thirteen Months Ended December 31, 2004 and
the Twelve Months Ended November 30, 2003

	2004	2003
OPERATING EXPENSES (CONTINUED)		
Property taxes	908	--
Printing and reproduction	3,843	6,415
Miscellaneous	9,130	21,592
Automobile	10,958	10,950
Travel and entertainment	40,243	18,562
Insurance	38,000	28,524
Recruiting	27,631	--
Interest	1,608	--
Total operating expenses	1,515,185	842,563
NET INCOME (LOSS)	$ (43,415)	$ 81,638

These financial statements should be read only in connection
with the accompanying summary of significant accounting policies
and notes to financial statements.

FIRST MIDAMERICA INVESTMENT CORPORATION
STATEMENTS OF STOCKHOLDER'S EQUITY
For the Thirteen Months Ended December 31, 2004 and
the Twelve Months Ended November 30, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCES, NOVEMBER 30, 2002	$ 15,000	$ 55,080	$ 76,952	$ 147,032
Distribution from Sub-Chapter S earnings	--	--	(50,000)	(50,000)
2003 net income	--	--	81,638	81,638
BALANCES, NOVEMBER 30, 2003	15,000	55,080	108,590	178,670
Capital contribution	--	40,000	--	40,000
Distribution from Sub-Chapter S earnings	--	--	(5,000)	(5,000)
2004 net loss	--	--	(43,415)	(43,415)
BALANCES, DECEMBER 31, 2004	$ 15,000	$ 95,080	$ 60,175	$ 170,255

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

FIRST MIDAMERICA INVESTMENT CORPORATION
STATEMENTS OF CASH FLOWS
For the Thirteen Months Ended December 31, 2004 and the Twelve Months Ended November 30, 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (43,415)	$ 81,638
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	22,127	12,549
Unrealized loss on securities	--	1,117
Net realized gain on securities	25	(2,321)
Effect of changes in operating assets and liabilities:		
Restricted deposits with clearing organization	(1,012)	--
Receivable from clearing organization	(9,467)	(91,627)
Prepaid expenses	16,727	(17,010)
Income tax deposit	7,321	(4,425)
Other assets	(6,375)	--
Receivable from officer	(597)	--
Accrued payroll	98,104	--
Net cash provided by (used in) operating activities	83,438	(20,079)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(22,993)	(41,313)
Purchase of securities	--	(83,092)
Proceeds from sale of securities	7,075	77,196
Net cash used in investing activities	(15,918)	(47,209)
CASH FLOWS FROM FINANCING ACTIVITIES		
Bank overdraft	(123,042)	123,042
Distributions from Sub-Chapter S earnings	(5,000)	(50,000)
Principal payments on capital lease obligations	(3,614)	--
Proceeds from additional paid-in capital	40,000	--
Net cash provided by (used in) financing activities	(91,656)	73,042
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(24,136)	5,754
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	25,737	19,983
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,601	$ 25,737

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

FIRST MIDAMERICA INVESTMENT CORPORATION
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2004 and November 30, 2003

First MidAmerica Investment Corporation was formed on January 20, 1999 in the state of Missouri and operates as an originating broker registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Rulemaking Board (MSRB), the Securities Industry Association (SIA), and the Securities Investor Protection Corporation (SIPC). The Company was capitalized in 2000, however its registrations were finalized and brokerage operations began in March 2001. The Company utilizes a single clearing broker to transact all market activity. This clearing broker is responsible for the flow of all customer funds and securities. The Company receives a commission from the clearing broker for originating these transactions. The Company's customers are primarily higher income individuals located within the Midwest.

The Company opened branch offices in December 2002 in Milwaukee, Wisconsin; in April 2003 in Vernon Hills, Illinois; in August 2003 in Mukwanogo, Wisconsin; and in August 2004 in St. Louis Park, Minnesota. The branch in Mukwango, Wisconsin has closed effective December 30, 2003.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not restricted in use or held for sale in the ordinary course of business.

SECURITIES

Marketable securities are stated at market value, with the unrealized gain or loss reflected as a component of operating income.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, with depreciation calculated using the straight-line method over the assets' estimated useful lives, which range from 5 to 10 years.

INCOME TAXES

The Company, with the approval of its stockholders, has elected Sub-Chapter S treatment for income tax purposes. The effect of this election is that all tax liabilities and benefits related to the Company pass directly through to the stockholders' income tax returns. Accordingly, the Company has no income tax provision or liability. The Company is required to maintain a federal tax deposit to compensate for its election of a fiscal, rather than a calendar, year end. This deposit balance is adjusted annually, and is reflected as an asset of the Company. The Company, during the thirteen months ended December 31, 2004, has elected to return to a calendar year end.

FIRST MIDAMERICA INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and November 30, 2003

NOTE 1 - RESTRICTED DEPOSITS WITH CLEARING ORGANIZATION

The Company has executed a Correspondent Clearing Agreement with a clearing broker requiring the Company to maintain a security deposit with the broker as partial security for the Company's due performance of its duties, responsibilities, and liabilities under the agreement. This account totaled $25,012 at December 31, 2004 and $24,000 at November 30, 2003. The Company executed a new Correspondent Clearing Agreement in December 2001 that expired in December 2003 and is now cancelable by either parties after giving a 120 day notice.

NOTE 2 - RECEIVABLE FROM CLEARING ORGANIZATION

Balances that are due from the clearing organization represent commissions due to the Company for transactions originated through the clearing organization. These balances are not collateralized, but are received by wire transfer in the following month in accord with regulations.

NOTE 3 - SECURITIES

Securities held are reflected at their market value on November 30, 2003 of $7,100. These securities were publicly traded equity investments and the Company's cost basis in them was $8,217. These securities were sold during the thirteen months ended December 31, 2004.

NOTE 4 - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. At December 31, 2004 and November 30, 2003 the Company had net capital of $67,745 and $62,519, respectively, and were required to have $50,000.

NOTE 5 - LEASE COMMITMENTS

The Company leases office space under operating leases expiring in various years through 2009. The leases contain renewal options for periods from zero to five years at their fair rental value at the time of renewal. Future minimum lease payments under these leases are as follows:

NOTE 5 - LEASE COMMITMENTS (CONTINUED)

2005	$ 113,109
2006	116,051
2007	94,928
2008	63,857
2009	16,081
Total	$ 404,026

Minimum lease payments exclude rentals under renewal options which, as of December 31, 2004, are not reasonably assured of being exercised.

Total rental expense for the periods ended December 31, 2004 and November 30, 2003 was $163,868 and $82,197, respectively.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company paid its sole stockholder rent payments for the use of additional office space in the stockholder's home of $21,500 and $18,000 in 2004 and 2003, respectively. Vehicle payment for mileage driven on the sole stockholder's vehicle of $8,338 and $10,950 were made in 2004 and 2003, respectively. Both of these agreements are discretionary.

The Company and its sole stockholder have joint title to a vehicle purchased in December 2003 and both are contingently liable for the debt payments on the vehicle. The vehicle is intended to be an asset of the Company's sole stockholder. The debt is intended to be a liability of the Company's sole stockholder. This was recorded incorrectly on the Company's interim financial statements during 2004 and has been corrected on the year-end statements. The result of the correction is a net receivable due from the stockholder at December 31, 2004 of $5,776.

NOTE 7 - OBLIGATIONS UNDER CAPITAL LEASES

The Company leases furniture and telephone equipment under capital leases expiring in various years through 2007. The assets and liabilities under capital leases are recorded at the present value of the minimum lease payments. The assets are depreciated over their estimated productive lives. Depreciation of assets under capital leases is included in depreciation expense. Depreciation on assets under capital leases charged to expense in 2004 was $1,952. Interest rates on capitalized leases vary from 8% to 15%. Following is a summary of property held under capital leases:

NOTE 7 - OBLIGATIONS UNDER CAPITAL LEASES (CONTINUED)

Furniture	$	17,579
Telephone equipment		4,000
		21,579
Less: Accumulated depreciation		(1,952)
	$	19,627

Minimum future lease payments under capital leases as of December 31, 2004 for each of the next three years are:

2005	$	9,441
2006		8,540
2007		3,032
Total minimum lease payments		21,013
Less: Amount representing interest		(3,048)
Present value of net minimum lease payment	$	17,965

NOTE 8 - CASH FLOWS DISCLOSURES

Cash paid for interest was as follows:

	2004	2003
Interest	$ 1,608	$ --

The Company had the following noncash investing and financing transactions:

During 2004, the Company entered into two capital leases for which furniture and telephone equipment were capitalized at a cost of $21,579.

NOTE 9 - COMMITMENTS, CONTINGENCIES AND SUBSEQUENT EVENTS

The Company has been named as a defendant in a lawsuit in Missouri involving customer transactions originated by the Company. The original claim amount is $450,000. The Company intends to vigorously defend against the suit. The amount of liability, if any, from the outcome of this claim cannot presently be estimated, however, management, after consultation with legal counsel, believes that the likelihood of loss regarding this suit is remote.

NOTE 9 - COMMITMENTS, CONTINGENCIES AND SUBSEQUENT EVENTS (CONTINUED)

The Company leased office space in January 2005 under an operating lease expiring in 2009. Future minimum lease payments under this lease are as follows:

2005	$	78,000
2006		116,520
2007		119,433
2008		122,346
2009		125,259
Total	$	561,558

The Company leased furniture in January 2005 under a capital lease expiring in 2007. Minimum future lease payments under this capital lease for each of the next three years are:

2008	$	6,702
2009		6,702
2010		6,143
Total minimum lease payments	$	19,547

The Company executed a Fully Disclosed Correspondent Clearing Agreement with a different clearing broker in October 2004 and will begin activities under this agreement in February 2005. The clearing broker requires a $50,000 restricted deposit.

The Company received $49,251 in January 2005 from the proceeds of a note payable to Capital One. The note of $50,000 requires monthly installments of $785, including interest at 8.25% with final payment due in January 2012.

Future maturities of the note payable are as follows:

2005	$	5,030
2006		5,938
2007		6,447
2008		6,999
2009		7,599
Later years		17,987
Total	$	50,000

NOTE 10 - RECLASSIFICATIONS

Certain reclassifications of prior year's amounts have been made to conform to the presentation adopted for 2004. These reclassifications had no effect on previously reported earnings.

SUPPLEMENTAL INFORMATION

FIRST MIDAMERICA INVESTMENT CORPORATION
COMPUTATIONS OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
December 31, 2004 and November 30, 2003

	2004	2003
Credits		
Stockholder's equity	$ 170,255	$ 178,670
Debits		
Non-allowable assets	102,010	114,606
Net capital before haircuts on securities positions	68,245	64,064
Haircuts on securities positions	500	1,545
Net capital	67,745	62,519
Minimum net capital requirement	50,000	50,000
Excess net capital	$ 17,745	$ 12,519

Differences existing between the above computations for 2004 and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing include:

Net capital - per unaudited Form X-17A-5 Part IIA filing	$ 92,268
Adjustments resulting from audit:	
Increase in payroll accrual	(64,699)
Capitalization of computer software	(1,200)
Decrease in commissions receivable	(15,264)
Allowable asset previously shown as non-allowable	17,965
Liability incorrectly shown as the Company's liability	39,208
Miscellaneous increase in expense	(533)
Net capital - per above	$ 67,745

FIRST MIDAMERICA INVESTMENT CORPORATION
COMPUTATIONS FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
For the Thirteen Months Ended December 31, 2004 and the Twelve Months Ended November 30, 2003

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3 and is exempt under paragraph (k)(2)(ii). Accordingly, there are no items to report under the requirements of this rule.

REPORT ON INTERNAL CONTROL

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
First MidAmerica Investment Corporation

In planning and performing our audit of the financial statements of First MidAmerica Investment Corporation for the thirteen months ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company, for the period ended December 31, 2004, and this report does not affect our report thereon dated February 8, 2005.

> *The Company has not established appropriate controls over month-end cutoff procedures to ensure accurate recording of month-end payroll accruals and resulting payroll expense. Absent controls over these items, an undetected material misstatement of the Company's financial statements occurred at December 31, 2004 and has the potential to occur in any future month.*

We noted other matters involving the internal control over financial reporting that we have reported to the management of First MidAmerica Investment Corporation in a separate letter dated February 8, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives except for the material weakness noted above.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Stock Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Clifton Gunderson LLP

Clifton Gunderson LLP
St. Joseph, Missouri
February 8, 2005